Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

December 3 2006

Dear Shareholder,

Re: Annual General Meeting of Shareholders

        You are cordially invited to attend the 2006 Annual General Meeting of Shareholders (the “Annual Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s offices at 3 Hashikma St. Azour Israel, on January 21, 2007 at 3:00 p.m. local time.

        Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

        At the annual meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

        Whether or not you plan to be present at the Annual Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Articles of Association, your proxy must be received by 2 p.m., Israel time, on January 20, 2006, to be counted for the Annual Meeting. If you are present at the Annual Meeting and desire to vote in person, you may revoke your appointment of proxy at the Annual Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours, Izzy Sheratzky Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

        The annual general meeting of shareholders of Ituran Location and Control Ltd. (the “Company”) will be held at the Company’s headquarters located at 3 Hashikma Street, Azour, Israel, on January 21, 2007, at 3 p.m. for the following purposes:

(1)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2005.

(2)	To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2006 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

(3)	To approve an adjustment to the yearly remuneration to be paid to the current External Directors of the Company, in the maximum amount permitted under the Israeli law (i.e. yearly remuneration of NIS 42,245 (approximately $9,800) in addition to a remuneration per meeting attended in the sum of NIS 1,625 (approximately $380).

(4)	To adjust the employment terms of Mr. Gil Sheratzky, a director and office holder in the Company, as described in this proxy statement.

Only shareholders of record on December 12, 2006 are entitled to receive notice of and vote at the Annual Meeting.

By order of the Board of Directors, Guy Ahronov, Adv. General Counsel

Azour, Israel December 3, 2006

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 3, 2006

        The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on Sunday, January 21, 2007 at 3 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Annual Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

        These proxy solicitation materials were mailed on or about December 11, 2006 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        You are entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on December 12, 2006 (the “Record Date”). You are also entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Revocability of Proxies

        A form of proxy card for use at the Annual Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Annual Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

        At least two shareholders who attend the Annual Meeting in person or by proxy will constitute a quorum at the Annual Meeting, provided that they hold shares conferring in the aggregate more than one third of the voting power of the Company. If a quorum is not present within one hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

        Shareholders registered in the Company’s shareholders registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

        The Board of Directors of the Company is soliciting the attached proxy cards for the Annual Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

        Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Annual Meeting (“Position Notice”). Position Notices may be sent to the Company’s registered office at the address specified above, by no later than December 28, 2006.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL
STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2005

        In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2005. The Annual Report on Form 20-F of the Company for the year ended December 31, 2005, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.ituran.com.

PROPOSAL ONE
REAPPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION
OF AUDITORS’ COMPENSATION

Background

        The Audit Committee and the Board of Directors have selected the accounting firm Fahn Kanne & co., a member of Grant Thornton International, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2006. Fahn Kanne & co. audited the Company’s books and accounts since the year ended December 31, 1995.

Proposal

        Shareholders are being asked to renew the appointment of Fahn Kanne & co. as the Company’s independent auditors for 2006, and to authorize the Audit Committee to set the compensation of these auditors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to our auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

        It is proposed that the following resolution be adopted at the Annual Meeting: “that Fahn Kanne & co. be appointed as the Company’s independent auditors for the year 2006 and that the Audit Committee of the Company is hereby authorize to determine the compensation of theses auditors”.

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the renewal of the appointment of the Company’s independent auditors and the authorization of the Audit Committee to determine their compensation.

PROPOSAL TWO
ADJUSTMENT OF EXTERNAL DIRECTORS’ REMUNERATION

Background

        The remuneration of the External Directors of the Company is determined under the Israeli Companies Law and the regulations promulgated thereunder. Such determination specifies the minimum and maximum amount to be paid to the External Directors of the Company as a yearly remuneration and per each meeting attended by such External Directors. Currently, the External Directors’ compensation is below the maximum amount permitted under law.

Proposal

        Shareholders are being asked to approve an adjustment to the yearly remuneration to be paid to the External Directors of the Company in the maximum amount permitted under Israeli law.

        It is proposed that the following resolution be adopted at the Annual Meeting: “to approve an adjustment to the yearly remuneration to be paid to the External Directors of the Company, in the maximum amount permitted under Israeli law (i.e. yearly remuneration of NIS42,245 (approximately $9,800) in addition to a remuneration per meeting attended in the sum of NIS1,625 (approximately $380).

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the adjustment of the External Directors’ remuneration.

PROPOSAL THREE
CHANGE IN THE EMPLOYMENT TERMS OF MR. GIL SHERATSKY

Background

        Mr. Gil Sheratzky serves as a director and office holder in the Company. Until recently, Mr. Sheratzky has been employed with the Company in the position of Advertising Officer. For over a year, Mr. Sheratzky has been acting as the Chief Executive Officer of the Company’s subsidiary, E-Com Global Electronic Commerce Ltd. (“Subsidiary”) that focuses on the development, manufacturing and sale of the Company’s navigation products in all countries in which the Company is active.

        Mr. Sheratzky, current terms of employment with the Company are as described below:

(a)	a monthly gross salary of NIS 6,000 (approximately US$1,400)
(b)	Mr. Sheratzky is entitled to a company car level 2.
(c)	Customary social benefits under Israeli law.

        The Audit Committee and Board of Directors have reviewed the current terms of employment of Mr. Sheratzky in light of his new position and determined that such terms of employment should be adjusted, taking into account the following considerations: (i) Mr. Sheratzky’s current terms of employment do not reflect the new position and new responsibilities undertaken by him and therefore an adjustment is required; (ii) the proposed new terms of employment of Mr. Sheratzky are in line with the customary terms of employment of office holders, holding similar positions in other subsidiaries of the Company; (iii) Mr. Sheratzky did not receive any capital incentives, in the form of options, as other executives in the Company have and therefore, the Audit Committee and Board of Directors believe that he should also receive an incentive in the form of an annual bonus under the proposed terms of employment. The annual bonus proposed is not different from other bonuses granted by the Company to other executive officers. Moreover, the bonus granted to Mr. Shertazky pursuant to the proposed terms of employment shall be derived from the revenues of the Subsidiary that are directly linked to the navigation division created by Mr. Sheratzky and not from the existing revenues of the Subsidiary. The Audit Committee and Board of Directors have approved the new terms of employment of Mr. Sheratzky as described below.

        The proposed terms of employment of Mr. Sheratzky are as described as follows:

(a)	a monthly gross salary of NIS 25,000 (approximately US$5,800)
(b)	an annual bonus at the rate of 2% determined based on the increase in the annual profit before tax of the Subsidiary in comparison to the annual profit before tax in the previous years (commencing as of January 1, 2007) based on the Subsidiary’s financial statements. Advancement for the annual bonus shall be made on a quarterly basis and any excess paid shall be set off against payment of the advancements in the following year. In any case, the annual bonus shall not exceed 1% of the consolidated profits of the Company (before tax and after equity).
(c)	Mr. Sheratzky shall be entitled to a company car level 5.
(d)	The remainder of Mr. Sheratzky’s terms of employment shall be in force and effect without a change.

        The new terms of employment of Mr. Sheratzky, shall be in force and effect commencing as of the approval of our shareholders. The monthly cost of employment of Mr. Sheratzky to the Company is NIS42,000 (approximately US$9,800).

Proposal

        Shareholders are being asked to approve the change in the employment terms of Mr. Sheratzky as described in this proxy statement.

        It is proposed that the following resolution be adopted at the Annual Meeting: “to approve the change in the terms of employment of Mr. Sheratzky as described in this proxy statement”.

Vote Required

        As Mr. Gil Sheratzky is the son of Mr. Izzy Sheratzky (chairman of the board of directors and a controlling shareholder in the Company) and brother of messrs. Eyal Shratzky and Nir Sheratzky, co-CEO’s of the Company, a change of the terms of Mr. Sheratzky’s employment requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal, provided that one of the following occurs: (a) such majority at the Annual Meeting shall include at least a third of the votes of the shareholders, present at the meeting, who do not have a personal interest in approving the resolution; when counting the entire votes of such shareholders, those who abstain shall not be considered; or (b) the sum of the opposing votes out of the shareholders referred to in (a) does not constitute more than one percent of the entire voting rights in the Company.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the change in the employment terms of Mr. Gil Sheratzky.

Sincerely yours,

Ituran Location and Control Ltd.

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on January 21, 2007 at 3 p.m. at the Company’s offices at 3 Hashikma Street, Azour (P.O. Box 11473 Azour 58001), Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________
of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoint Mr. Guy Aharonov, the General Council of the Company, as my proxy to vote for me and on my behalf at the Annual General Meeting to be held on January 21, 2007 at the Company’s offices at said address (the “Annual Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a <error> in the appropriate space.

RESOLUTIONS	FOR	AGAINST	ABSTAIN
The renewal of the appointment of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company's independent auditors for the year ending December 31, 2006 and authorization of the Audit Committee to determine their compensation.
The approval an adjustment to the yearly remuneration to be paid to the External Directors of the Company, in the maximum amount permitted under Israeli law (i.e. yearly remuneration of NIS42,245 (approximately $9,300) in addition to a remuneration per meeting attended in the sum of NIS1,625 (approximately $360).
The approval of the change in the employment terms of Mr. Gil Sheratzky, as described in the attached proxy statement.

If no direction is made this proxy will be voted FOR Items 1 – 3 above.

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-5571393 (Attn: Mr. Guy Aharonov). – Any alterations to this form must be initialed.

1.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.